CLAUDIA J. ZAMAN ATTORNEY AT LAW
                              27430 Riverside Lane
                                Valencia CA 91354
                                 (661) 287-3772
                            (818) 475-1819 Facsimile



                                February 20, 2007


United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention: Maureen Bauer, Staff Accountant

     Re: National Healthcare Technology, Inc.
                  Response Letter Dated August 16, 2006
                  Form 10-QSB for the Fiscal Period Ended June 30, 2006
                  Form 10-QSB for the Fiscal Period Ended September 30, 2006 Form 10-QSB/A1 for the Fiscal Period Ended September 30, 2005 File No. 0-28911

Dear Ms. Bauer:

      In response to your letter of December 21, 2006 regarding the above-referenced issuer, please be advised that the issuer is responding to the Staff's comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made. For ease of reference, we have followed the numbering format of your letter in responding:

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Part II, Item 8A


1. The Company proposes to revise its disclosure in the second proposed paragraph as follows:

Disclosure controls and procedures are designed to provide reasonable assurance of any entity achieving its disclosure objectives. Our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2005 and the Company has since implemented disclosure controls and procedures to ensure that the Company has the proper disclosure controls and procedures to keep this from happening again.

2. The proposed disclosures have been revised as requested and the proposed disclosure is as follows:

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period ended December 31, 2005 (the "Evaluation Date"). During the course of the audit for our year ended December 31, 2005 in May, 2006, our auditor discovered numerous errors in our financial statements in our financial statements in our quarterly report for the period ended September 30, 2005 as disclosed in our Form 8-K/A filed on June 14, 2006. As a result of these errors, and others, we restated our Form 10-QSB for the quarter ended September 30, 2005, and will restate the financial statements for the period ended June 30, 2005, in our Form 8-K/A filed on January 24, 2006. Our conclusion to restate our Form 10-QSB for the quarter ended September 30, 2005 and Form 8-K/A filed on January 24, 2006, resulted in the Company recognizing that its controls and procedures were not effective as of the period ended
December 31, 2005 and constituted material weaknesses which began after the close of the Exchange Agreement on or about July 16, 2005. The material weaknesses were primarily the result of our having no controller and no qualified personnel and as a result, transactions were omitted, recorded incorrectly, or recorded without support.

Limitations on the Effectiveness of Internal Controls

Disclosure controls and procedures are designed to provide reasonable assurance of any entity achieving its disclosure objectives. Our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were not effective as the fiscal year ended December 31, 2005 and the Company has since implemented disclosure controls and procedures to ensure that the Company has the proper disclosure controls and procedures to keep this from happening again. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process.

There were no changes in the Company's internal controls over financial reporting, known to the Chief Executive Officer and Chief Financial Officer, which occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

In May, 2006, we remediated the material weakness in internal control over financial reporting by having our Chief Executive Officer and Chief Financial Officer review in detail all adjustments affecting the issuances of our securities and we retained an outside consultant to make accounting entries.

3. The Company will revise its disclosures in its quarterly reports for September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 to clearly state whether the Company believed that its disclosure controls and procedures were or were not effective at the end of each respective period.

Financial Statements, page F-1
Note 5 - Equity Transactions, page F-13

4. The Company has reviewed your comments concerning its issuance of warrants prior to becoming a publicly traded company in July, 2005. According to SFAS 123 R, Para 83:

      "Nonpublic entities, including those that become public entities after June 15, 2005, that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes under Statement 123 shall apply this Statement prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. Those entities shall continue to account for any portion of awards outstanding at the date of initial application using the accounting principles originally applied to those awards (either the minimum value method under Statement 123 or the provisions of Opinion 25 and its related interpretive guidance). "

      The Company used a volatility rate of 0.001% for all the options and warrants granted as of or and prior to July 18, 2005 as it was not a public company at that time and the fair value of its shares had no demonstrated volatility as such. The Company entered into a reverse merger on July 18, 2005 and became public. Therefore, all the options and warrants issued after July 18, 2005 have been recorded with a volatility rate based on the historical volatility the Company's shares demonstrated after July 18, 2005.

Exhibits 31.1 and 31.2 Certification

5. The Company will provide the exact certifications as required by Item 601(b)(31) of Regulation S-B as follows:

         I, [identify certifying individual], certify that:

1. I have reviewed this  [specific  report] of National  Healthcare  Technology,
Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

      (d) Disclosed in this report any change to the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

      (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize, and report financial information; and

      (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Form 10-QSB for the Fiscal Period Ended March 31, 2006
Part I. Item 2.
Management's Discussion and Analysis, page 3

6. The Company measured the fair value of the warrants on the grant date and estimated that there would be no forfeitures. The Company recognized the expense over the requisite service periods, pursuant to SFAS 123 (R). However, when the officers resigned and the warrants were forfeited, the Company adjusted based on the actual facts.

Form 10-QSB for the Fiscal  Periods  Ended June 30, 2006 and  September 30, 2006
Part I, Item 1, Financial Information

7. Each issuance of stock for the above-noted periods was valued based upon the undiscounted quoted market price of the Company's common stock on the date of issuance.

8. The unamortized prepaid consulting relates to stock issued to consultants for future services.

Per EITF 96-18, the measurement date is the earlier of:

1. The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a "performance commitment"); or 2. The date at which the counterparty's performance is complete.

The shares were valued at the date of commitment, as the criteria of EITF 96-18, 1 applies, and recorded as prepaid consulting. The amount is being charged to expenses as the related services are performed.

In connection with the Company's responses to your comments, the requested statement is attached.

      Under separate cover, copies of the proposed amended filings have been sent to your office along with redlined copies for your review.

      Please contact me with any questions.


                                   Sincerely,

                                   CLAUDIA J. ZAMAN ATTORNEY AT LAW

                                   /s/ Claudia Zaman
                                   -----------------------
                                   CLAUDIA J. ZAMAN


      I,  Jon  Carlson,  CEO  of  National  Healthcare  Technology,   Inc.  (the
"Company") do hereby acknowledge the following:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: February 20, 2007

/s/ Jon Carlson
-----------------
Jon Carlson, CEO